Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 333-170754

Our Commitment to Connecticut Is About To Get Even Stronger

The proposed merger between Northeast Utilities – which includes Connecticut Light & Power and Yankee Gas – and Boston-based NSTAR has generated considerable discussion about how the merger would impact our state. And rightly so, given the unique role our companies play in the economic and environmental future of Connecticut.

With our country’s leadership working to establish a nationwide energy policy, the results of this effort will profoundly impact Connecticut and the entire northeast. A national energy policy will reshape how we consume and gain access to diverse energy sources and will have broad economic and environmental implications.

The proposed merger between Northeast Utilities and NSTAR would create one of the largest utilities in the United States. The combined company would have an enterprise value of more than $17 billion and would warrant, by virtue of its size, regional impact and the population it serves, a vital position for us in national energy circles.

Merger Strengthens Our Commitment to Connecticut

The merger will place Connecticut at the center of national and regional energy issues, enhancing the voice of our customers in the debate. At the same time, Connecticut Light & Power and Yankee Gas customers will see no change in their current relationship with their utility. The same people will answer the phone when you call, service your meters and maintain our distribution and transmission systems statewide.

The Northeast Utilities/NSTAR “marriage” assures the regional benefits of a locally controlled energy company for years to come and increases the ability of a larger, stronger and more regionally centered utility headquartered in Hartford and Boston to influence national policy. This benefits all the state’s citizens. At a pivotal time, it gives our customers, state and region a much stronger voice in energy issues than ever before.

The proposed merger not only strengthens our voice nationally, it means that the jobs, the millions of dollars in investments and the support of communities throughout the state that we have long provided – and will continue to provide – will remain in Connecticut.

We have proudly served Connecticut since 1917. We look forward to serving our state even more capably for generations to come.

Jeffrey Butler

President and Chief Operating Officer

Connecticut Light & Power

Rodney Powell

President and Chief Operating Officer

Yankee Gas

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website(www.nstar.com) under the tab “Investor Relations.”

Paid for by NU shareholders